

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

July 3, 2008

James G. Mathews
Vice President and Chief Financial Officer
ADC Telecommunications, Inc.
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252

> **Re: ADC Telecommunications, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2007**
> **Filed December 18, 2007**
> **File No. 000-01424**

Dear Mr. Mathews:

The Division of Corporation Finance has completed its review of your Form 10-K and related filings and does not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director